UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:	December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE .

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ClearOne Communications, Inc.
Full Name of Registrant

Former Name if Applicable

5225 Wiley Post Way, Suite 500
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84116
City, State and Zip Code

 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ClearOne Communications, Inc. (the “Company”) was unable to file its Form 10-K for the period ended December 31, 2011 by the cutoff time necessary to receive a March 30, 2011 filing date, the prescribed due date.  The reason for the filing delay was due to technical problems with the filing software.  The Company filed its Form 10-K for the period ended December 31, 2011 on April 2, 2012.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Narsi Narayanan	801	975-7200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company filed its Form 10-K for the period ended December 31, 2011 on April 2, 2012.  The Company reported revenues of $46.1 million for the year ended December 31, 2011, compared to $41.3 million for year ended December 31, 2010, an increase of approximately 12%.  The Company’s gross profit increased by $2.9 million to $27.5 million for the year ended December 31, 2011 compared to the year ended December 31, 2010.  Net income increased to $6.9 million for the year ended December 31, 2011 compared to net income of $2.4 million for the year ended December 31, 2010.  The increase in revenues and profits were the result of increases in sales volume in our professional, personal and premium product categories.  A detailed discussion of the Company’s results of operations in included under Part I, Item 2. “Management’s  Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-K for the period ended December 31, 2011.

ClearOne Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2012	By:	/s/ Narsi Narayanan
Narsi Narayanan, Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)